

April 29, 2009

Room 7010

Leada Tak Tai Li
Chief Financial Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong,
People's Republic of China

>   **Re: China Precision Steel, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2008**
>   **File No. 000-23039**

Dear Mr. Li:

We have reviewed your response dated April 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K, Filed September 15, 2008

Liquidity and Capital Resources, page 36

1. We note your response to our prior comment 5 that states that you will revise future filings to discuss how you plan to fund your contractual obligations, which have decreased to $917K, your working capital requirements and any available alternatives if you are unable to renew your current bank debt that is due July 2009. Supplementally, tell us what you are currently doing to ensure that this bank debt can either be renewed or replaced. Since this debt matures in less than 3 months, please tell us what alternatives you are currently considering and how you plan to fund this debt if you can not renew or if additional financing is not available.

Critical Accounting Policies, page F-37

2.   We note your responses to prior comments 8 -11 and the proposed disclosure that you
        plan to include in future filings. With regards to your accounting policies for advances to
        suppliers, goodwill and intangibles and other long lived assets, these policies do not
        specifically disclose how you assess these assets for recoverability, how you determined
        fair value and the specific assumptions used. Your disclosure does not analyze each
        estimate for their specific sensitivity to change. Further we note that you performed an
        interim impairment test which resulted in no impairment. Supplementally provide us
        with your most recent impairment test documentation so that we may more clearly
        understand the material assumptions that was used in your analysis and how you
        determined that no impairment was necessary.

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

   3.   We note your response to prior comment 12 which discusses your allowance for
        advances to suppliers. You state that of the $3.8 million provision recorded in 2007, that
        $3.5 million related to advances to suppliers. Please reconcile the $3.5 million to the
        disclosure in your Note 5 on page F-13 that shows the provision recorded in 2007 as $2.3
        million. Further consider providing, in future filings, a discussion to supplement the
        rollforward on page F-13, that discusses the nature of the provisions recorded, the write
        offs charged to the allowance as you have discussed in your response.

Note 19. Other Revenues, page F-22

   4.   We note your response to prior comment 14 which explains the write back of impairment
        for consumable items. Please ensure that you revise, future filings, to discuss this write
        back of consumable inventory and the events and circumstances surrounding the write
        back as you have done so in your response. Further ensure that your revised disclosure
        discusses where the original impairment was recorded and your basis for recording the
        write back as other income.

10-K Filed September 15, 2008 (Amended October 28, 2008)

Exhibits 31.1 and 31.2

   5.   We note your response to comment 16 in our letter dated February 20, 2009. Neither
        your annual report filed on September 15, 2008 nor your amendment to the annual report
        filed on October 28, 2008 contains the complete text of the required certifications. Please

amend your annual report to provide complete certifications. The amendment may consist of a Form 10-K cover page, an explanatory note, a signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please file a certification for each certifying officer, and please do not modify the form of the certification in any respect other than to complete the information requested by the form of the certification, which is contained in Item 601(b)(31) of Regulation S-K.

Item 11. Executive Compensation, page 8
Bonuses, page 10

6. We note your response to comment 19 in our letter dated February 20, 2009.   In future filings, please also quantify in dollars the target and actual EBITDA amounts used to calculate the bonuses. Also explain in future filings how you calculated EBITDA and whether this measure was adjusted. See Instruction 5 to Item 402(b)(2) and Item 402(b)(2)(vi) of Regulation S-K.

Director Compensation, page 12

7. We note your response to comment 23 in our letter dated February 20, 2009. With a view toward future disclosure, please tell us what the standard fee arrangements were for each director who received fees. In doing so, please tell us the monthly dollar amount received by each director. In addition, for each director please identify and quantify the items that comprised the amount in the "All Other Compensation" column.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dieter King, at (202) 551- 3338 or Brigitte Lippmann at (202) 551-3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott Kline, Esq. (Via Facsimile 415-983-1200)